CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of May 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

BANCOLOMBIA S.A. PRICES US$400 MILLION OF SUBORDINATED NOTES
Medellín, Colombia, May 21, 2007
Bancolombia S.A. (the “Bank”) (NYSE: CIB) today announced that it priced the public offering of US$400 million in aggregate principal amount of its Subordinated Notes due 2017 (the “Notes Offering”).
The notes have a 10-year maturity term and a coupon of 6.875%, payable semi-annually on May 25 and November 25 of each year, beginning on November 25, 2007. The notes have been rated Baa3 by Moody’s and BB by Fitch Ratings. The Notes Offering is expected to close on May 25, 2007, subject to customary closing conditions.
UBS Securities LLC is acting as the global coordinator and J.P. Morgan Securities Inc. and UBS Securities LLC are acting as the joint book-running managers for the Notes Offering.
The securities are being offered pursuant to an effective shelf registration statement. Bancolombia has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the Notes Offering. Copies of the preliminary prospectus supplement relating to the offering may be obtained from UBS Securities LLC, 677 Washington Blvd, Stamford, CT 06901 or by phone at 1-888-722-9555 or J.P. Morgan Securities Inc., 270 Park Avenue, New York 10017 or by calling collect at (212) 834-4307.
This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 21, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance